                                            Filed by: Interlogix, Inc. This
                                            Communication is filed pursuant to
                                            Rule 425 under The Securities Act
                                            of 1933, as amended, and deemed
                                            filed pursuant to Rule 14a-12 of
                                            the Securities Exchange Act of 1934.

                                            Subject Company: Interlogix, Inc.
                                            Commission File Number: 0-24900


[INTERLOGIX LOGO]                                   114 West 7th St., Suite 1300
                                                    Austin, Texas 78701
                                                    Phone: (512) 381-2760
                                                    Fax: (512) 381-1773


MEMORANDUM
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TO:           Interlogix Customers

FROM:         Ken Boyda

SUBJECT:      Today's Press Release

DATE:         December 18, 2001
--------------------------------------------------------------------------------

This morning we issued a press release with GE Industrial Systems, a division of General Electric Corporation, announcing that we have signed an agreement by which our company would be acquired by GE. GE Industrial Systems is a global leader in manufacturing products used to distribute, protect and control electrical power and equipment and in supplying product and service solutions for commercial, industry, residential and utility applications.

GE Industrial Systems recognizes the leadership position and high quality standing we have established within the global electronic security industry, as well as the leading edge technology platforms we bring to both wired and wireless applications. Our technologies will greatly enhance and strengthen GE Industrial Systems core product and service offerings, creating greater growth opportunities on a much larger scale.

The electronic security industry has experienced dramatic changes over the past several years. The application of exciting new technologies to a broadening array of risk reduction, loss prevention and facilities management opportunities makes this an exciting time for the industry.

Interlogix has for some time recognized the strategic value of broadening its product and security offerings, and, aligning with key companies capable of further strengthening and growing our business. To this end, we are very excited about the opportunity to join with GE Industrial Systems and create a truly dynamic force within the global security products and services industry.

We view this development as a critical step in our continuing efforts to build and strengthen our support of a valued group of global customers.

We anticipate the transaction will close sometime in the first quarter of 2002. On behalf of all of the employees of Interlogix, we wish you and your families Happy Holidays and a Peaceful and Prosperous New Year.

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THIS MEMORANDUM SHALL NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE.
GENERAL ELECTRIC COMPANY WILL FILE A REGISTRATION STATEMENT WITH THE SECURITIES EXCHANGE COMMISSION REGARDING THIS TRANSACTION. THIS DOCUMENT AND OTHER RELEVANT DOCUMENTS CONCERNING THE TRANSACTION TO BE FILED WITH THE COMMISSION WILL BE AVAILABLE FREE OF CHARGE FROM THE COMMISSION'S WEBSITE (WWW.SEC.GOV) AND FROM GE AND INTERLOGIX. THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, AND INVESTORS ARE URGED TO READ THEM ONCE THEY BECOME AVAILABLE.